UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Abacus Global Management, Inc.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock (Title of Class of Securities)	00258Y112 (CUSIP Number of Class of Securities)
Jay J. Jackson
Chief Executive Officer
Abacus Global Management, Inc.
2101 Park Center Drive, Suite 200
Orlando, Florida 32835
(800) 561-4148
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

___________
Copies of communications to:
Ryan J. Maierson
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Tel: (713) 546-5400

☐    Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Abacus Global Management, Inc., a Delaware corporation (the “Company,” “us,” or “we”). This Schedule TO relates to an offer by the Company to all holders of the Company’s warrants, including the public warrants and the private placement warrants (each as defined below), to purchase shares of the Company’s common stock, par value $0.0001 per share (“common shares”), to receive 0.23 common shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated June 30, 2025 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).
Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the public warrants to amend (the “Warrant Amendment”) that certain warrant agreement, dated as of July 23, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.207 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.
Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of 50% of the outstanding public warrants. Therefore, the adoption of the Warrant Amendment will require the consent of 50% of the holders of the public warrants.
The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.
1Item 1.  Summary Term Sheet.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.
1Item 2.  Subject Company Information.
(a)Name and Address. The name of the issuer is Abacus Global Management, Inc. The Company’s principal executive offices are located at 2101 Park Center Drive, Suite 200, Orlando, Florida 32835 and its telephone number is (800) 561-4148.
(b)Securities. The subject securities are: (i) public warrants originally issued in connection with East Resources Acquisition Company’s (“ERES”) initial public offering (the “Company IPO”) as warrants for ERES common stock and were subsequently assumed by the Company and became warrants for common shares, in connection with the Company’s merger with ERES (the “public warrants”) and (ii) warrants originally issued as private placement warrants in connection the Company IPO (the “private placement warrants” and, together with the public warrants, the “warrants”). Each warrant entitles the holder to purchase one common share at a price of $11.50 per share, subject to adjustment. The public warrants are quoted on the Nasdaq under the symbol “ABLLW.” As of June 30, 2025, 11,723,395 public warrants and 8,900,000 private placement warrants, respectively, were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 4,743,381 common shares in exchange for all of our outstanding warrants.
(c)Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange titled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.
1Item 3.  Identity and Background of Filing Person.
(a)Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of June 30, 2025 are listed in the table below.

Name	Age	Position
Jay J. Jackson	53	President, Chief Executive Officer and Director
William H. McCauley	52	Chief Financial Officer
Todd Sean McNealy	53	Director
Adam Gusky	51	Director
Karla Radka	56	Director
Cornelis Michiel van Katwijk	58	Director
Thomas W. Corbett, Jr	76	Director
Mary Beth Schulte	60	Director
The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation - Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.
1Item 4.  Terms of the Transaction.
(a)Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.
(b)Purchases. The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation - Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.
1Item 5.  Past Contracts, Transactions, Negotiations, and Agreements.
(a)Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange titled “Market Information, Dividends, and Related Stockholder Matters - Transactions and Agreements Concerning Our Securities” and “Description of Securities” is incorporated herein by reference. The information set forth in the section titled “Certain Relationships and Related Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.
1Item 6.  Purposes of the Transaction and Plans or Proposals.
(a)Purposes. The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation - Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.
(b)Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation - Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.
(c)Plans. Except as described above and in the sections of the Prospectus/Offer to Exchange titled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Capital Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws, or other governing instruments or other actions that could impede the acquisition of control of the Company.
1Item 7.  Source and Amount of Funds or Other Consideration.
(a)Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange titled “Market Information, Dividends, and Related Stockholder Matters - Source and Amount of Funds” is incorporated herein by reference.
(b)Conditions. Not applicable.
(c)Borrowed Funds. Not applicable.
1Item 8.  Interest in Securities of the Subject Company.
(a)Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation - Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.
(b)Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange titled “Market Information, Dividends, and Related Stockholder Matters - Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.
1Item 9.  Persons/Assets, Retained, Employed, Compensated, or Used.
(a)Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange titled “Market Information, Dividends, and Related Stockholder Matters - Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the information agent, or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.
1Item 10.  Financial Statements.
(a)Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.
(b)Pro Forma Information. Not applicable.
1Item 11.  Additional Information.
(a)Agreements, Regulatory Requirements, and Legal Proceedings.
(1)The information set forth in the sections of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation - Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference. The information set forth in the section titled “Certain Relationships and Related Person Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.
(2)The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation - Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.
(3)Not applicable.

(4)Not applicable.
(5)None.
(b)Other Material Information. Not applicable.
1Item 12.  Exhibits.
(a)Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025).
(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025).
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)	Press Release, dated June 27, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on June 27, 2025).
(a)(6)	Press Release, dated June 30, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on June 30, 2025).
(b)	Not applicable.
(d)(i)
Agreement and Plan of Merger, dated as of August 30, 2022, by and among East Resources Acquisition Company, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, Longevity Market Assets, LLC and Abacus Settlements, LLC (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K (File No. 001-39403), as filed with the SEC on August 30, 2022).

(d)(ii)
First Amendment to Agreement and Plan of Merger, dated as of October 14, 2022, by and among East Resources Acquisition Company, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, Longevity Market Assets, LLC and Abacus Settlements, LLC, incorporated by reference from the Company’s Form 8-K filed October 14, 2022 (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K (File No. 001-39403), as filed with the SEC on October 14, 2022).

(d)(iii)
Second Amendment to Agreement and Plan of Merger, dated as of April 20, 2023, by and among East Resources Acquisition Company, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, Longevity Market Assets, LLC and Abacus Settlements, LLC (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K (File No. 001-39403), as filed with the SEC on April 20, 2023).

(d)(iv)
Share Purchase Agreement, by and among Abacus Life, Inc., Carlisle Management Company S.C.A., Carlisle Investment Group S.A.R.L., the Sellers party thereto, Jose Eseteban Casares Garcia, Manorhaven Holdings, LLC, Pacific Current Group Limited, certain equityholders of CMC Vehicle, LLC and Pillo Portsmouth Holding Company, LLC, in its capacity as the Sellers’ Representative thereunder, dated as of July 18, 2024 (incorporated by reference to the Company’s current report on Form 8-K filed on July 18, 2024 as Exhibit 2.1).

(d)(v)	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K filed with the SEC on July 6, 2023).

Exhibit No.	Description
(d)(vi)	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Abacus Life, Inc., dated February 27, 2025, incorporated by reference from the Company’s Form 8-K filed March, 5, 2025.
(d)(vii)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K filed with the SEC on July 6, 2023).
(d)(viii)	Warrant Agreement, dated July 23, 2020 between East Resources Acquisition Company and Continental Stock Transfer & Trust Company, as warrant agent, incorporated by reference from the Company’s Form 8-K filed July 27, 2020.
(d)(ix)	Form of Amendment No. 1 to the Warrant Agreement, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Annex A to the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025)
(d)(x)	Specimen Common Stock Certificate, incorporated by reference from the Company’s Form S-1 filed July 2, 2020.
(d)(xi)	Specimen Warrant Certificate, incorporated by reference from the Company’s Form S-1 filed July 2, 2020.
(d)(xii)	Unsecured Promissory Note, dated as of June 30, 2023, issued to Sponsor, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xiii)	Amended and Restated Unsecured Promissory Note, dated as of July 5, 2023, issued to East Asset Management, LLC, incorporated by reference from the Company’s Form 8-K filed July 6, 2023
(d)(xiv)
Base Indenture, dated as of November 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to the Company’s current report on Form 8-K filed on November 10, 2023 as Exhibit 4.1).

(d)(xv)
First Supplemental Indenture, dated as of November 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as Trustee, including the form of 9.875% Fixed Rate Senior Note due 2028 existing notes (incorporated by reference to the Company’s current report on Form 8-K filed on November 10, 2023 as Exhibit 4.2).

(d)(xvi)
Second Supplemental Indenture, dated as of December 2, 2024, between the Company and U.S. Bank Trust Company, National Association, as Trustee, including the form of the New Notes (incorporated by reference to the Company’s current report on Form 8-K filed on December 2, 2024 as Exhibit 4.3).

(d)(xvii)	Form of 9.875% Fixed Rate Senior Notes due 2028, incorporated by reference from the Company’s Form 8-K filed November 10, 2023.
(d)(xviii)
Share Lock-Up and Standstill Agreement, dated as of December 2, 2024, by and among the Company and the Stockholders party thereto (incorporated by reference to the Company’s current report on Form 8-K filed on December 2, 2024 as Exhibit 10.1).

(d)(xix)	Certificate of Designations of Abacus Global Management, Inc., designating the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share, incorporated by reference from the Company’s Form 8-K filed March 24, 2025.
(d)(xx)	Form of Tender and Support Agreement by and among the Company and the warrant holders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025).
(d)(xxi)
Equity Registration Rights Agreement, dated as of December 2, 2024, by and among the Company and the Holders of the common stock of the Company named therein (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed with the SEC on December 2, 2024).

(d)(xxii)
Notes Registration Rights Agreement, dated as of December 2, 2024, by and among the Company and holders of the notes named therein (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on December 2, 2024).

(d)(xxiii)	Warrant Forfeiture Agreement, dated as of June 30, 2023, by and among East Resources Acquisition Company and Sponsor incorporated by reference from the Company’s Form 8-K filed July 6, 2023.

Exhibit No.	Description
(d)(xxiv)
Amended and Restated Registration Rights Agreement, dated as of June 30, 2023, by and among the Company, Sponsor, certain equityholders of East Resources Acquisition Company named therein and certain equityholders of the LMA and Legacy Abacus named therein, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.

(d)(xxv)	Letter Agreement, dated as of July 23, 2020, among the Company, its officers and directors and the Sponsor, incorporated by reference from the Company’s Form 8-K filed July 27, 2020.
(d)(xxvi)	Form of Indemnification Agreement, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xxvii)	Abacus Life, Inc. Amended and Restated 2024 Long-Term Equity Compensation Incentive Plan, incorporated by reference from Appendix A to the Company’s Proxy Statement filed on April 29, 2024.
(d)(xxviii)
Form of Restricted Stock Unit Award granted under the Abacus Life, Inc. Amended and Restated 2024 Long-Term Equity Compensation Incentive Plan, incorporated by reference from the Company’s Form 8-K filed December 16, 2024.

(d)(xxix)	Abacus Life, Inc. 2023 Long-Term Equity Incentive Plan, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xxx)	Form of Restricted Stock Unit Award granted under the Abacus Life, Inc. 2023 Long-Term Equity Incentive Plan, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xxxi)	Form of Option Award granted under the Abacus Life, Inc. 2023 Long-Term Equity Incentive Plan, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xxxii)	Form of Abacus Option Agreement 2024 Plan, incorporated by reference from the Company’s Form 10-K filed March 28, 2025.
(d)(xxxiii)	Form of Abacus RSU Agreement 2024 Plan, incorporated by reference from the Company’s Form 10-K filed March 28, 2025.
(d)(xxxiv)
Credit Agreement, dated as of December 10, 2024, by and among Abacus Life, Inc. as the Borrower, GLAS USA LLC, as the Administrative Agent, GLAS AMERICAS LLC, as the Collateral Agent and the Lenders from time to time party thereto, incorporated by reference from the Company’s Form 8-K filed December 10, 2024.

(d)(xxxv)
Security Agreement, dated as of December 10, 2024, by and among the Grantors party thereto and GLAS USA LLC as Collateral Agent, incorporated by reference from the Company’s Form 8-K filed December 10, 2024.

(d)(xxxvi)
Guaranty, dated as of December 10, 2024 among Abacus Life, Inc. the Guarantors party thereto, and GLAS USA LLC as Administrative Agent, incorporated by reference from the Company’s Form 8-K filed December 10, 2024.

(d)(xxxvii)	Form of Employment Agreement, incorporated by reference from the Company’s Form S-1 filed July 25, 2023.
(d)(xxxviii)
Sponsor Support Agreement, dated as of August 30, 2022, by and among the East Resources Acquisition Company, Sponsor, LMA and Legacy Abacus, incorporated by reference from the Company’s Form 8-K filed August 30, 2022.

(d)(xxxvix)
Amendment No. 1 to the Sponsor Support Agreement, dated as of December 20, 2023, by and among Abacus Life, Inc., Longevity Market Assets, LLC, Abacus Settlements, LLC and East Sponsor, LLC, incorporated by reference from the Company’s 8-K filed December 29, 2023.

(d)(xl)
Company Support Agreement, dated as of August 30, 2022, by and among East Resources Acquisition Company, LMA, Legacy Abacus and the other parties signatory thereto, incorporated by reference from the Company’s Form 8-K filed August 30, 2022.

(d)(xli)
Amendment No. 1 to the Company Support Agreement, dated as of December 20, 2023, by and among Abacus Life, Inc., Longevity Market Assets, LLC, Abacus Settlements, LLC, T. Sean McNealy, K. Scott Kirby, Matthew A, Ganovsky incorporated by reference from the Company’s 8-K filed December 29, 2023.

Exhibit No.	Description
(g)	Not applicable.
(h)	Tax Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025).
(b)Filing Fee Exhibit.
Filing Fee Table.
1Item 13.  Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ABACUS GLOBAL MANAGEMENT, INC. By: /s/ Jay J. Jackson Name: Jay J. Jackson Title: Chairman of the Board, President and Chief Executive Officer

Dated: June 30, 2025